EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-45907) pertaining to the Amended and Restated Stock Option Plan and Directors’ Stock Option Plan of Pediatric Services of America, Inc. of our reports dated December 7, 2006, with respect to the consolidated financial statements and schedule of Pediatric Services of America, Inc., Pediatric Services of America, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Pediatric Services of America, Inc. included in the Annual Report (Form 10-K) for the year ended September 30, 2006.

/s/ Ernst & Young LLP

Atlanta, Georgia

December 12, 2006